NEWS

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE ANNOUNCES ACCEPTANCE OF TENDERS
 IN ITS ANY AND ALL CASH TENDER OFFER

SANTIAGO, CHILE, November 10, 2004 – Compañía de Telecomunicaciones de Chile S.A. ("Telefónica CTC Chile" or the "Company") (NYSE: CTC) today announced the acceptance of tenders in the Any and All Offer for the outstanding $187,685,000 in principal amount of its 7.625% Notes due 2006 made pursuant to an Offer to Purchase dated October 29, 2004, which expired at 5:00 p.m. EST on November 9, 2004. The Company has accepted $126,387,000 in principal amount of its 7.625% Notes due 2006, representing 67.34% of the $187,685,000 principal amount outstanding of the 7.625% Notes due 2006. The settlement date for the Any and All Offer is currently expected to be Friday, November 12, 2004.

As announced on October 29, 2004, in the Maximum Tender Offer, the Company is concurrently offering to purchase, under certain conditions, up to the Maximum Tender Amount of the 7.625% Notes due 2006 and the 8.375% Notes due 2006 as listed in the table below.

The table below indicates each series of notes included in the tender offers.

CUSIP/ ISIN Numbers	Title of Security	Principal Amount Outstanding (US$)	Reference U.S. Security Treasury	Fixed Spread (basis points)
Offer for Notes Listed Below: Maximum Tender Offer
204449-AB-8 US204449AB87	7.625% Notes due July 15, 2006	$61,298,000	2.750% Notes due July 31, 2006	50
204449-AC-6 US204449AC60	8.375% Notes due January 1, 2006	$200,000,000	1.875% Notes due December 31, 2005	50

The Maximum Tender Amount (the principal amount of notes subject to the Maximum Tender Offer) is $73,613,000, which is equal to the difference between $200 million and $126,387,000, the principal amount of notes purchased through the Any and All Offer. The amounts of each series of notes that are purchased in the Maximum Tender Offer may be prorated as set forth in the Offer to Purchase.

Holders of notes subject to the Maximum Tender Offer must tender and not withdraw their notes on or before the early tender date, which is 5:00 p.m. EST, on November 18, 2004, unless extended, to receive the early maximum tender offer consideration. Holders of notes subject to the Maximum Tender Offer who tender their notes after the early tender date and do not withdraw their notes before its expiration date, which is 5:00 p.m. EST on December 1, 2004, will receive the maximum tender offer consideration. Holders of notes subject to the Maximum Tender Offer who tender their notes on or before the early tender date may not withdraw their notes after the early tender date except in the limited circumstances described fully in the Offer to Purchase.

The early maximum tender offer consideration for each $1,000 principal amount of notes tendered and accepted for payment pursuant to the tender offers will be determined in the manner described in the Offer to Purchase by reference to a fixed spread specified for the notes over the yield based on the bid side price of the U.S. Treasury Security specified on the cover page of the Offer to Purchase, as calculated by the dealer manager at 2:00 p.m. EST, on November 29, 2004, which is the second business day before the expiration date for the maximum tender offer. For the early maximum tender offer consideration, $10 per $1,000 principal amount of notes will be considered the early tender fee. The maximum tender offer consideration will be the early maximum tender offer consideration minus the early tender fee of $10 per $1,000 principal amount of notes. In addition to the applicable tender offer consideration, accrued interest up to, but not including, the settlement date will be paid in cash on all validly tendered notes accepted in the Maximum Tender Offer. The settlement date for the Maximum Tender Offer will follow promptly after its expiration date and currently is expected to be Friday, December 3, 2004.

Telefónica CTC Chile has retained Citigroup Global Markets Inc. to serve as dealer manager, and Global Bondholder Services Corporation to serve as the depositary agent and information agent for the tender offer.

Requests for documents may be directed to Global Bondholder Services Corporation by telephone at (866) 470-4300 or (212) 430-3774 or in writing at 65 Broadway – Suite 704, New York, NY, 10006. Questions regarding the tender offer may be directed to Citigroup Global Markets Inc. at (800) 558-3745.

The press release is not a tender offer to purchase or a solicitation of acceptance of the tender offer, which may be made only pursuant to the terms of the Offer to Purchase. In any jurisdiction where the laws require the tender offer to be made by a licensed broker or dealer, the tender offer will be deemed made on behalf of the Company by Citigroup Global Markets Inc., or one or more registered brokers or dealers under the laws of such jurisdiction.

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company is the leading corporate data transmission and broadband service provider in Chile, and provides equipment marketing and value-added services, among others.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the period. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward-looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control.